TERMS SUPPLEMENT NO. 98 dated February 27, 2009
To Prospectus Supplement and Prospectus dated February 5, 2007 and
Product Supplement No. 1 dated April 12, 2007
Relating to the Eksportfinans ASA U.S. Medium-Term Note Program	Filed pursuant to Rule 433 Registration Statement No. 333-140456

Natixis Securities North America Inc.

Reverse Convertible Notes

Issuer:	Eksportfinans ASA

Issuer Rating:	Aa1 (negative outlook) (Moody's)/AA+ (Standard & Poor's)/AA (Fitch)†

Specified Currency:	U.S. dollars

Agent:	Natixis Securities North America Inc. 9 West 57th St. New York, NY 10019

Agent Acting in the Capacity as:	Principal

Coupon Payment Frequency:	Monthly

Offerings:

This terms supplement relates to two separate offerings of notes, each of which is linked to one, and only one, Reference Share. You may participate in any or all of the note offerings. This terms supplement does not, however, allow you to purchase a note linked to a basket of some or all of the Reference Shares described below.

Issue Price:	100.00%

Reference Share (Ticker)	Initial Reference Level	Coupon Rate Per Annum	Knock-In Level	Knock-In Price	Share Redemption Amount	Maturity Date	Aggregate Face Amount of Notes	Fees and Commissions	Proceeds to Issuer	CUSIP / ISIN of Notes
General Electric Company (GE)	[•]	27.75%	50.00%	[•]	[•]	September 11, 2009	[•]	[•]	[•]	282645NR7 / US282645NR74
JPMorgan Chase & Co. (JPM)	[•]	27.50%	50.00%	[•]	[•]	September 11, 2009	[•]	[•]	[•]	282645NS5 / US282645NS57

† A credit rating reflects the creditworthiness of the Issuer in the view of the rating agency and is not a recommendation to buy, sell or hold securities, and it may be subject to revision or withdrawal at any time by the assigning rating organization. Each rating should be evaluated independently of any other rating. The creditworthiness of the Issuer does not affect or enhance the likely performance of the investment other than the ability of the Issuer to meet its obligations.

Trade Date:	March 6, 2009

Original Issue Date:	March 11, 2009

Determination Date:	September 8, 2009

Interest Payment Dates:	Interest is paid monthly in arrears in six equal payments on each of the following dates: April 10, 2009; May 11, 2009; June 11, 2009; July 10, 2009; August 11, 2009 and September 11, 2009.

Initial Reference Level:	For each note offering, the reference level of the applicable Reference Share, as determined by the calculation agent, on the Trade Date.

Final Reference Level:	For each note offering, the closing price of the applicable Reference Share quoted by the Relevant Exchange, as determined by the calculation agent, on the Determination Date.

Redemption Amount:	The Redemption Amount payable for each note offering on the Maturity Date in respect of each $1,000.00 face amount will be:

	•	If the closing price of the applicable Reference Share quoted by the Relevant Exchange has not been below the Knock-In Price of that Reference Share on any Trading Day during the period from the Trade Date up to and including the Determination Date (the Knock-In Level Trigger), as determined by the calculation agent in its sole discretion, a cash payment of $1,000.00 (i.e. 100.00% of the face amount), or

	•	If the Knock-In Level Trigger has occurred, (a) a cash payment of $1,000.00 (i.e. 100.00% of the face amount), if the Final Reference Level of the applicable Reference Share on the Determination Date is equal to or greater than the Initial Reference Level of that Reference Share, as determined by the calculation agent in its sole discretion, or (b) a number of Reference Shares equal to the Share Redemption Amount, if the Final Reference Level of that Reference Share on the Determination Date is less than the Initial Reference Level of that Reference Share.

Share Redemption Amount:

The Share Redemption Amount payable on the Maturity Date, if applicable, will be the number of Reference Shares per note that you hold. This amount is equal to the $1,000.00 face amount of the note divided by the Initial Reference Level of the applicable Reference Share. You will receive cash in lieu of fractional shares in an amount equal to the fractional share amount multiplied by the Final Reference Level of the applicable Reference Share.

Trading Day:

For purposes of the notes offered in this terms supplement, a Trading Day is any day on which the Relevant Exchange is (or, in the absence of a Market Disruption Event, would have been) open for trading, without regard to the scheduled closing time.

Denomination/Principal:	Minimum denominations of $1,000.00 and integral multiples thereof.

Calculation Agent:	Natixis Derivatives Inc. 9 West 57th St., 35th Floor Attn: General Counsel Telephone No.: +1 212 891 6137 Facsimile No.: +1 212 891 1922

     You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase any of the notes prior to their issuance. In the event of any changes to the terms of any of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this terms supplement or the accompanying prospectus supplements and prospectus. Any representation to the contrary is a criminal offense.

     The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

     Eksportfinans ASA has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offerings to which this terms supplement relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to these offerings that Eksportfinans ASA has filed with the SEC for more complete information about Eksportfinans ASA and these offerings. You may get these documents without cost by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Eksportfinans ASA, any agent or any dealer participating in these offerings will arrange to send you the prospectus, each prospectus supplement, product supplement no. 1 and this terms supplement if you so request by calling toll-free 866-369-6147.

Additional Terms Specific to the Notes

     You should read this terms supplement together with the prospectus dated February 5, 2007, as supplemented by the prospectus supplement dated February 5, 2007 relating to our medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 1 dated April 12, 2007. This terms supplement, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in "Risk factors" in the accompanying product supplement no. 1 and the accompanying prospectus supplement, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

     You may access these documents on the SEC Web site at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC Web site):

     http://www.sec.gov/Archives/edgar/data/700978/000115697307000604/u52418e424b2.htm

     Our Central Index Key, or CIK, on the SEC Web site is 700978. As used in this terms supplement, the "Company," "we," "us," or "our" refers to Eksportfinans ASA.

Selected Risk Considerations

     An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Reference Shares. These risks are explained in more detail in the "Risk factors" section, beginning on page PS-9 of the accompanying product supplement no. 1 and beginning on page S-4 of the accompanying prospectus supplement.

Additional Information

     Unless otherwise stated, all information contained herein on the Reference Shares and on the issuers of the Reference Shares (each a Reference Issuer) is derived from publicly available sources and is provided for informational purposes only.

     Each of the Reference Shares is registered under the Exchange Act. Companies with securities registered under the Exchange Act are required periodically to file certain financial and other information specified by the SEC. Information provided to or filed with the SEC can be inspected and copied at the public reference facilities maintained by the SEC at Room 1580, 100 F Street, NE, Washington, DC 20549 and copies of such material can be obtained from the Public Reference Section of the SEC, 100 F Street, NE, Washington, DC 20549, at prescribed rates. You may obtain information on the operation of the Public Reference Room by calling 1-800-SEC-0330. In addition, information provided to or filed with the SEC electronically can be accessed through a website maintained by the SEC. The address of the SEC's website is www.sec.gov.

     In addition, information regarding the Reference Issuers may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents. We make no representation or warranty as to the accuracy or completeness of these reports.

     This terms supplement relates only to the notes offered hereby and does not relate to the Reference Shares. We have derived all disclosures contained in this terms supplement regarding the Reference Issuers from the publicly available documents described in the preceding paragraphs. Neither we nor the agent nor its affiliates have participated in the preparation of such documents or made any due diligence inquiry with respect to any of the Reference Issuers in connection with the offering of the notes. Neither we nor the agent nor its affiliates make any representation that such publicly available documents or any other publicly available information regarding any of the Reference Issuers are accurate or complete. Furthermore, we cannot give any assurance that all the events occurring prior to the date of this terms supplement (including events that would affect the accuracy or completeness of the publicly available documents described in the preceding paragraph) that would affect the trading price of any of the Reference Shares (and therefore the Initial Reference Level and the Knock-In Level and Redemption Amount) have been publicly disclosed. Subsequent disclosure of any such events or the disclosure of or failure to disclose material future events concerning any of the Reference Issuers could affect the value you will receive on the Maturity Date with respect to the notes and therefore the market value of the notes. Neither we nor any of our affiliates have any obligation to disclose any information about the Reference Issuers after the date of this terms supplement.

     Neither we nor any of our affiliates makes any representation to you as to the performance of the Reference Shares. As a prospective purchaser of notes, you should undertake such independent investigation of the Reference Issuers as in your judgment is appropriate to make an informed decision with respect to an investment in the Reference Shares.

     Any historical upward or downward trend in the price of any of the Reference Shares during any period shown in this terms supplement is not an indication that the price of those Reference Shares is more or less likely to increase or decrease at any time during the term of the notes. You should not take the historical performance levels as an indication of future performance of any of the Reference Shares. We cannot assure you that the future performance of any of the Reference Shares will result in your receiving the face amount of your notes on the Maturity Date. The actual performance of any of the Reference Shares over the life of the notes may bear little relation to the historical levels shown in this terms supplement.

Hypothetical Returns on the Notes

     The tables of hypothetical returns contained in this terms supplement set out the total return to the Maturity Date of a note, based on the assumptions outlined in the introduction to each respective table of hypothetical returns and several variables, which include (a) whether the Knock-In Level Trigger has occurred and (b) several hypothetical closing prices for the Reference Shares on the Determination Date or at any time during the life of the notes. These figures are provided for purposes of illustration only. They should not be taken as an indication or prediction of future investment results and are intended merely to illustrate the effect that various hypothetical Reference Share values could have on the Redemption Amount, assuming all other variables remain constant.

     The information in the tables of hypothetical returns reflects hypothetical rates of return on the notes assuming they are purchased on the Original Issue Date and held to the Maturity Date. If you sell your notes prior to the Maturity Date, your return will depend upon the market value of your notes at the time of sale, which may be affected by a number of factors that are not reflected in the table below. For a discussion of some of these factors, see "Risk factors" beginning on page PS-9 of the accompanying product supplement no. 1 and beginning on page S-4 of the accompanying prospectus supplement.

     The tables of hypothetical returns assume no Market Disruption Event, Adjustment Event or Settlement Disruption Event occurs. Also, the hypothetical rates of return shown below do not take into account the effects of applicable taxes. Because of the U.S. tax treatment applicable to the notes, tax liabilities could affect the after-tax rate of return on your notes to a comparatively greater extent than the after-tax return on the Reference Shares.

     The market price of each of the Reference Shares has been volatile in the past, and their performance cannot be predicted for any future period. The actual performance of the Reference Shares over the life of the notes, as well as the Redemption Amount payable, may bear little relation to the hypothetical return examples set forth in the tables of hypothetical returns or to the historical price of the Reference Shares set forth in this terms supplement.

Supplemental Information Regarding Taxation in the United States

     The amount of the stated interest rate on each of the notes that constitutes interest on the Deposit (as defined in the accompanying product supplement no. 1) is set forth in the table below.

Deposit Interest for the notes equals 1.80%. The Put Premium is the Interest Rate minus the Deposit Interest.

     In addition to potential alternative treatments under current tax law, it is also possible that the tax law may be changed by legislative or regulatory action, possibly with retroactive effect. However, it is not possible to predict whether or when such action will occur and the effect of such potential changes is uncertain.

Please refer to "Taxation in the United States" beginning on page PS-16 of the accompanying product supplement no. 1.

Supplemental Plan of Distribution

     The notes are being purchased by Natixis Securities North America Inc. (the agent) as principal, pursuant to a terms agreement dated as of the Trade Date between the agent and us. The agent has agreed to pay our out-of-pocket expenses in connection with the issuance of the notes.

See "Supplemental plan of distribution" beginning on page PS-19 of the accompanying product supplement no. 1.

Description of General Electric Company

ISIN: US3696041033
Relevant Exchange: New York Stock Exchange

According to its publicly available documents, General Electric Company is engaged in developing, manufacturing and marketing a wide variety of products for the generation, transmission, distribution, control and utilization of electricity. Its products include major appliances, lighting products, industrial automation products, medical diagnostic imaging systems, bioscience assays and separation technology products, electrical distribution and control equipment, locomotives, power generation and delivery products, nuclear power support services and fuel assemblies, commercial and military aircraft jet engines, chemicals and equipment for treatment of water and process systems, security equipment and system, and engineered materials, such as plastics. Information provided to or filed with the SEC by General Electric Company pursuant to the Exchange Act can be located on the SEC's website by reference to SEC file number 001-00035.

Historical Performance of General Electric Company

The following table sets forth the published intra-day high, low and closing prices of the Reference Shares since December 31, 2004. We obtained the information in the tables below from Bloomberg without independent verification.

Period	High	Low	Period End
2005
First Quarter	$36.20	$35.50	$36.06
Second Quarter	$37.18	$34.61	$34.65
Third Quarter	$35.63	$33.14	$33.67
Fourth Quarter	$36.20	$32.68	$35.05
2006
First Quarter	$35.47	$32.31	$34.78
Second Quarter	$35.16	$32.88	$32.96
Third Quarter	$35.48	$32.11	$35.30
Fourth Quarter	$38.15	$34.71	$37.21
2007
First Quarter	$38.11	$34.09	$35.36
Second Quarter	$39.29	$34.76	$38.28
Third Quarter	$41.77	$36.90	$41.40
Fourth Quarter	$42.12	$36.25	$37.07
2008
First Quarter	$37.49	$31.70	$37.01
Second Quarter	$38.43	$26.26	$26.69
Third Quarter	$29.09	$23.10	$25.50
Fourth Quarter	$24.50	$12.84	$16.20
2009
First Quarter (through February 26, 2009)	$13.50	$8.85	$9.10

Table of Hypothetical Returns of General Electric Company

The following examples illustrate the rate of return on the notes for a range of hypothetical Final Reference Levels on the Determination Date based on a hypothetical Initial Reference Level of $9.10 and a hypothetical Knock-In Level of $4.55. In these examples, the Knock-In Level Trigger never occurs during the life of the notes. In each example, the redemption Amount is paid in cash.

Assumed Closing Price of Reference Shares on Determination Date (General Electric Company)	Value of Payment at Maturity	6 Monthly Interest Payments	6 Month Total Return
			$	%
Greater than: $9.1	$1,000.00	$138.75	$1,138.75	13.8750%
$9.10	$1,000.00	$138.75	$1,138.75	13.8750%
$7.58	$1,000.00	$138.75	$1,138.75	13.8750%
$6.07	$1,000.00	$138.75	$1,138.75	13.8750%
$4.56	$1,000.00	$138.75	$1,138.75	13.8750%

In the examples above, the price of the Reference Shares fluctuates over the term of the notes and closes above the Knock-In Level on the Determination Date.

The following examples illustrate the rate of return on the notes for a range of hypothetical Final Reference Levels on the Determination Date based on a hypothetical Initial Reference Level of $9.10 and a hypothetical Knock-In Level of $4.55. In these examples, the Knock-In Level Trigger occurs during the life of the notes.

Assumed Closing Price of Reference Shares on Determination Date (General Electric Company)	Value of Payment at Maturity	6 Monthly Interest Payments	6 Month Total Return
			$	%
Greater than: $9.1	$1,000.00	$138.75	$1,138.75	13.875%
$9.10	$1,000.00	$138.75	$1,138.75	13.875%
$8.19	$900.00*	$138.75	$1,038.75	3.875%
$7.28	$800.00*	$138.75	$938.75	-6.125%
$6.37	$700.00*	$138.75	$838.75	-16.125%
$4.37	$600.00*	$138.75	$738.75	-26.125%
$3.64	$500.00*	$138.75	$638.75	-36.125%
$1.75	$400.00*	$138.75	$538.75	-46.125%
$1.31	$300.00*	$138.75	$438.75	-56.125%
$0.35	$200.00*	$138.75	$338.75	-66.125%
$0.17	$100.00*	$138.75	$238.75	-76.125%
$0.00	$0.00	$138.75	$138.75	-86.125%

* Payable in Reference Shares of General Electric Company, i.e., the Reference Share.

Description of JPMorgan Chase & Co.

ISIN: US46625H1005
Relevant Exchange: New York Stock Exchange

According to its publicly available documents, JPMorgan Chase & Co. is a leading global financial services firm and one of the largest banking institutions in the U.S., with $2.3 trillion in assets, $145.8 billion in total stockholders’ equity and operations in more than 60 countries as of September 30, 2008. JPMorgan Chase & Co. is a leader in investment banking, financial services for consumers and businesses, financial transaction processing and asset management. Under the JPMorgan and Chase brands, JPMorgan Chase & Co. serves millions of customers in the U.S. and many of the world’s most prominent corporate, institutional and government clients. Information provided to or filed with the SEC by JPMorgan Chase & Co. pursuant to the Exchange Act can be located on the SEC's website by reference to SEC file number 001-05805.

Historical Performance of JPMorgan Chase & Co.

The following table sets forth the published intra-day high, low and closing prices of the Reference Shares since December 31, 2004. We obtained the information in the tables below from Bloomberg without independent verification.

Period	High	Low	Period End
2005
First Quarter	$36.01	$34.58	$34.60
Second Quarter	$36.26	$33.77	$35.32
Third Quarter	$35.86	$33.58	$33.93
Fourth Quarter	$40.20	$33.27	$39.69
2006
First Quarter	$42.11	$38.05	$41.64
Second Quarter	$46.65	$39.95	$42.00
Third Quarter	$47.22	$40.71	$46.96
Fourth Quarter	$48.95	$46.01	$48.30
2007
First Quarter	$51.65	$46.70	$48.38
Second Quarter	$53.20	$48.24	$48.45
Third Quarter	$50.05	$43.00	$45.82
Fourth Quarter	$47.58	$40.46	$43.65
2008
First Quarter	$48.25	$36.48	$42.95
Second Quarter	$49.25	$34.31	$34.31
Third Quarter	$48.24	$35.77	$46.70
Fourth Quarter	$49.85	$22.72	$31.53
2009
First Quarter (through February 26, 2009)	$27.66	$19.51	$23.05

Table of Hypothetical Returns of JPMorgan Chase & Co.

The following examples illustrate the rate of return on the notes for a range of hypothetical Final Reference Levels on the Determination Date based on a hypothetical Initial Reference Level of $23.05 and a hypothetical Knock-In Level of $11.525. In these examples, the Knock-In Level Trigger never occurs during the life of the notes. In each example, the redemption Amount is paid in cash.

Assumed Closing Price of Reference Shares on Determination Date (JPMorgan Chase & Co.)	Value of Payment at Maturity	6 Monthly Interest Payments	6 Month Total Return
			$	%
Greater than: $23.05	$1,000.00	$137.50	$1,137.50	13.7500%
$23.05	$1,000.00	$137.50	$1,137.50	13.7500%
$19.21	$1,000.00	$137.50	$1,137.50	13.7500%
$15.37	$1,000.00	$137.50	$1,137.50	13.7500%
$11.54	$1,000.00	$137.50	$1,137.50	13.7500%

In the examples above, the price of the Reference Shares fluctuates over the term of the notes and closes above the Knock-In Level on the Determination Date.

The following examples illustrate the rate of return on the notes for a range of hypothetical Final Reference Levels on the Determination Date based on a hypothetical Initial Reference Level of $23.05 and a hypothetical Knock-In Level of $11.525. In these examples, the Knock-In Level Trigger occurs during the life of the notes.

Assumed Closing Price of Reference Shares on Determination Date (JPMorgan Chase & Co.)	Value of Payment at Maturity	6 Monthly Interest Payments	6 Month Total Return
			$	%
Greater than: $23.05	$1,000.00	$137.50	$1,137.50	13.750%
$23.05	$1,000.00	$137.50	$1,137.50	13.750%
$20.75	$900.00*	$137.50	$1,037.50	3.750%
$18.44	$800.00*	$137.50	$937.50	-6.250%
$16.14	$700.00*	$137.50	$837.50	-16.250%
$11.06	$600.00*	$137.50	$737.50	-26.250%
$9.22	$500.00*	$137.50	$637.50	-36.250%
$4.43	$400.00*	$137.50	$537.50	-46.250%
$3.32	$300.00*	$137.50	$437.50	-56.250%
$0.89	$200.00*	$137.50	$337.50	-66.250%
$0.44	$100.00*	$137.50	$237.50	-76.250%
$0.00	$0.00	$137.50	$137.50	-86.250%

* Payable in Reference Shares of JPMorgan Chase & Co., i.e., the Reference Share.